THE BANK OF LOUISVILLE
EMPLOYEE STOCK OWNERSHIP PLAN

Financial Statements and Schedules

December 31, 2001 and 2000

(With Independent Auditors' Report Thereon)

THE BANK OF LOUISVILLE
EMPLOYEE STOCK OWNERSHIP PLAN

Index to Financial Statements

Page
Independent Auditors' Report	1

Statements of Net Assets Available for Plan Benefits as of December 31, 2001 and 2000	2

Statements of Changes in Net Assets Available for Plan Benefits for the years ended
December 31, 2001 and 2000	3

Notes to Financial Statements	4

Schedule

H Part IV 4(i) – Schedule of Assets Held for Investment Purposes – December 31, 2001	6

H Part IV 4(j) – Schedule of Reportable Transactions – Year Ended December 31, 2001	7

KPMG
Suite 2600
400 West Market Street
Louisville, KY 40202

Independent Auditors' Report

Employee Stock Ownership Plan Committee
Mid-America Bank of Louisville and Trust Company:

We have audited the accompanying statements of net assets available for plan benefits of The Bank of Louisville Employee Stock Ownership Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of The Bank of Louisville Employee Stock Ownership Plan as of December 31, 2001 and 2000, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The 2001 supplemental schedules of Assets Held for Investment Purposes and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the 2001 basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the 2001 basic financial statements taken as a whole.

Louisville, Kentucky
May 21, 2002

/S/ KPMG LLP

THE BANK OF LOUISVILLE
EMPLOYEE STOCK OWNERSHIP PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2001 and 2000

Assets	2001	2000

Cash	$57,362	52,226
Investments:
Common stock of Mid-America Bancorp, at fair value;
563,870 and 543,860 shares and cost of $8,961,816 and
$8,399,789 in 2001 and 2000, respectively	18,664,097	12,372,815
Northern Trust – Government Portfolio, at fair value - 128,591 and
24,148 shares in 2001 and 2000, respectively	128,591	24,148
Northern Trust – Diversified Asset Portfolio, at fair value –
533,131 and 482,699 shares in 2001 and 2000, respectively	533,131	482,699
Bank of Louisville certificates of deposit, at fair value, $1,000,000 at 6.44% due July 5, 2002 and $466,013 at 7.00%
due September 5, 2002	1,466,013	1,666,013
GMAC Investment (Bank One Capital Markets), at
par value, $244,000 at 5.75% due November 10, 2003	248,388	—

Total investments	21,040,220	14,545,675
Interest receivable and other assets	46,776	124,985

Total assets	21,144,358	14,722,886

Liabilities
Dividends payable to participants	531,720	481,238
Distributions payable	5,201	—
Forfeitures and advance contributions	63,464	121,583

Total liabilities	600,385	602,821

Net assets available for plan benefits	$20,543,973	14,120,065

See accompanying notes to financial statements.

THE BANK OF LOUISVILLE
EMPLOYEE STOCK OWNERSHIP PLAN

Statements of Changes in Net Assets
Available for Plan Benefits

Years ended December 31, 2001 and 2000

	2001	2000

Additions to (reductions in) net assets attributed to:
Investment income:
Net appreciation (depreciation) of investments	$5,729,255	(2,526,458)
Dividends on Mid-America Bancorp common stock	531,720	481,238
Interest	7,164	212,912

	6,268,139	(1,832,308)

Contributions:
Employer	701,530	590,558
Employee	809,026	744,141

	1,510,556	1,334,699

Total additions (reductions)	7,778,695	(497,609)

Deductions from net assets attributed to:
Dividends to participants	531,720	481,268
Distributions to participants	810,544	1,079,362
Miscellaneous expense	12,523	—

Total deductions	1,354,787	1,560,630

Net increase (decrease)	6,423,908	(2,058,239)
Net assets available for plan benefits, beginning of year	14,120,065	16,178,304

Net assets available for plan benefits, end of year	$20,543,973	14,120,065

See accompanying notes to financial statements.

THE BANK OF LOUISVILLE
EMPLOYEE STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2001 and 2000

     (1)      Summary of Significant Accounting Policies

The accounts of The Bank of Louisville Employee Stock Ownership Plan (the Plan) are maintained on the accrual basis. Assets of the Plan are valued at fair value. The specific identification basis is used in determining the cost of investments sold or distributed to participants.

Quoted market prices are used to value investments in common stock of Mid-America Bancorp. Investments in pooled investment funds are valued at the withdrawal value from the pooled investment fund.

Management of the Plan has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

     (2)      The Plan

The Plan is a defined contribution plan, and the employer, The Bank of Louisville (the Company), contributes a percentage of the annual payroll of the employees who have elected to participate, subject to an annual compensation limit of $160,000. The contribution schedule is as follows:

Participant's election	Company contribution
2% of compensation	3.0% of compensation
3% of compensation	3.5% of compensation
4% of compensation	4.0% of compensation
5% of compensation	4.5% of compensation

The normal retirement date is the first day of the month coincident with or immediately following a participant's sixty-fifth birthday. A retired participant is entitled to receive the balance of their account based on the valuation date coincident with or immediately preceding retirement, plus any current employee contributions. A participant who has reached their normal retirement date while still employed may, without actually retiring, elect to receive the balance of their account based on the valuation date coincident with or immediately preceding such election, less any withdrawals since valuation date. If the participant makes such an election, the participant shall continue as an active participant under the plan.

A participant who terminates employment before retirement age is entitled to receive the vested portion of their Company account upon termination. The vesting percentage is applied to the participant's account as of the valuation date on or before termination, based on years of service at time of termination. The Company's contributions vest according to the following schedule:

Years of service	Percent vested
Less than 5	0%
5 or more	100%

(Continued)

THE BANK OF LOUISVILLE
EMPLOYEE STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2001 and 2000

Amounts contributed by participants are 100% vested.

While the Company has not expressed any intent to discontinue its contribution, it is free to do so. In the event such discontinuance results in the termination of the Plan, participants shall be entitled to receive the amount credited to their respective accounts in the Plan after final adjustments to such accounts to reflect expenses, profits and losses, and allocation of any previously unallocated funds to the date of termination.

     (3)      Investments

The net unrealized appreciation of investments is as follows:

	Year ended December 31

	2001	2000

Balance at beginning of year	$3,973,026	6,499,484
Appreciation (depreciation) for the year	5,729,255	(2,526,458)

Balance at end of year	$9,702,281	3,973,026

     (4)      Federal Income Tax Consequences

The Internal Revenue Service has advised that the Plan is a qualified plan as described in Code Section 401(a), and that it meets the requirements of Section 401(k), 409(a) and 4975(e)(7) of the Code. A tax determination letter dated November 7, 1994 was obtained from the IRS reflecting a favorable determination of the Plan.

Participants will not be taxed on their contributions or the Company's contributions to the Plan in the year of the contribution. The earnings on these contributions and the contributions themselves will not be taxed until distributed to the participant. Except as described below, the value of all distributions from the Plan, including cash dividends passed through to participants, will be taxable income for the participant in the year distributed. In general, plan distributions are taxed as ordinary income when received by the participant. Distributions, other than dividends, to participants who do not meet certain age requirements are subject to an additional 10% tax. This additional tax will not apply if the distribution is made as a result of death or disability of the participant. However, if certain age and length of service requirements are met, a lump-sum distribution of employer contributions received upon an employee's death, disability, or separation from service may be eligible for special tax treatment under the 5-year or 10-year forward averaging or capital gain phase out rules. Taxation upon both the employee and employer portions of a lump-sum distribution may also be deferred if a rollover contribution to an individual retirement account or another employer's qualified plan is made within 60 days of distribution.

Unrealized appreciation on securities distributed in a lump-sum distribution is taxable when received by the employee only if the employee so elects. Otherwise, the unrealized appreciation is not taxed until the employee disposes of the securities in a taxable transaction.

Schedule H

Part IV 4(i) – Schedule of Assets Held for Investment Purposes
Employer Identification Number: 61-0286780
Plan Year Ending: December 31, 2001
Plan Number: 002

THE BANK OF LOUISVILLE
EMPLOYEE STOCK OWNERSHIP PLAN

Part IV 4(i) – Schedule of Assets Held for Investment Purposes

Year ended December 31, 2001

		Current
Issuer and Description	Cost	value

*Mid-America Bancorp – common stock	$8,961,816	18,664,097
Northern Trust – Government Portfolio	128,591	128,591
Northern Trust – Diversified Asset Portfolio	533,131	533,131
*Bank of Louisville certificates of deposit	1,466,013	1,466,013
GMAC Investment	248,388	248,388

	$11,337,939	21,040,220

*Denotes a party-in-interest.

See accompanying independent auditors' report.

Schedule H

Part IV 4(j) – Schedule of Reportable Transactions
Employer Identification Number: 61-0286780
Plan Year Ending: December 31, 2001
Plan Number: 002

THE BANK OF LOUISVILLE
EMPLOYEE STOCK OWNERSHIP PLAN

Part IV 4(j) – Schedule of Reportable Transactions

Year ended December 31, 2001

							Current value
		Purchase		Selling		Cost of	of asset on
Identity of party involved	Description of asset	price		price		asset	transaction date	Net gain

* Mid-America Bancorp	Common Stock	$1,322,846	(A)	–		1,322,846	1,322,846	–
* Mid-America Bancorp	Common Stock	–		814,576	(A)	760,819	814,576	53,757
Northern Trust	Government Portfolio	2,407,620	(A)	–		2,407,620	2,407,620	–
Northern Trust	Government Portfolio	–		2,303,177	(A)	2,303,177	2,303,177	–

(A) Represents a series of transactions

* Denotes a party-in-interest.

See accompanying independent auditors' report.

EXHIBIT INDEX

Exhibit No	Description
Ex.23	Consent of KPMG LLP

Exhibit 23

CONSENT OF INDEPENDENT AUDITORS

The Board of Directors
BB&T Corporation:

We consent to incorporation by reference in the Registration Statement on Form 11-K of BB&T Corporation of our report dated May 21, 2002 relating to the statements of net assets available for plan benefits of The Bank of Louisville's Employee Stock Ownership Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for plan benefits for the years then ended.

                                                       /s/ KPMG LLP

Louisville, Kentucky
June 27, 2002